Cleary Gottlieb Steen & Hamilton LLP Foreign Legal Consultant Office 19F, Ferrum Tower 19, Eulji-ro 5-gil, Jung-gu Seoul 04539, Korea	Shearman & Sterling LLP Fukoku Seimei Building, 9th Floor 2-2-2 Uchisaiwaicho Chiyoda-ku, Tokyo 100-0011 Japan	Simpson Thacher & Bartlett 35/F, ICBC Tower 3 Garden Road, Central Hong Kong

July 17, 2020

VIA EMAIL AND EDGAR

Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LINE Corporation
Amendment No. 1 to Schedule 13E-3 filed June 19, 2020
Filed by LINE Corporation, NAVER Corporation, and NAVER J. Hub Corporation
File No. 005-89859

Amendment No. 1 to Schedule TO-T filed June 19, 2020
Filed by NAVER Corporation, NAVER J. Hub Corporation, and SoftBank Corp.
File No. 005-89859

Dear Mr. Shainess:

This letter sets forth the responses of LINE Corporation (“LINE”), NAVER Corporation (“NAVER”), NAVER J. Hub Corporation (“NAVER Purchaser”) and SoftBank Corp. (“SoftBank,” and together with LINE, NAVER and NAVER Purchaser, the “Companies”) to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the U.S. Securities and Exchange Commission contained in your letter dated July 1, 2020, relating to Amendment No. 1 to the Transaction Statement on Schedule 13E-3, File No. 005-89859, and Amendment No. 1 to the Tender Offer Statement on Schedule TO-T, File No. 005-89859, in each case filed on June 19, 2020. Concurrently with the submission of this letter, we have filed, via EDGAR, Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2 to the Schedule 13E-3”) and Amendment No. 2 to the Schedule TO-T (“Amendment No. 2 to the Schedule TO-T”).

The comments of the Staff are set forth in bold and italicized text below, and the responses of the Companies are set forth in plain text immediately following each comment. Except as otherwise specified, page number references in the responses below correspond to page numbers in the revised U.S. Offer to Purchase (the “Revised U.S. Offer to Purchase”), filed as Exhibit (a)(1)(i) to Amendment No. 2 to the Schedule 13E-3 and Amendment No. 2 to the Schedule TO-T, which incorporates changes made in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Revised U.S. Offer to Purchase.

Amendment No. 1 to Schedule TO-T Exhibit (a)(1)(i) – U.S. Offer to Purchase for Cash

General

1.

We acknowledge the analysis you provided in response to comment 1, but are unable to conclude that Softbank should not be deemed an affiliate within the meaning of Rule 13e-3(a)(1). A complete assessment of affiliate status must take into consideration the past, present, and future relationships between Softbank and LINE. If you continue to believe that Softbank is not an affiliate, please address the following indicia of control in your next response letter:

•

It appears that Softbank has participated on “both sides” of the transaction. Notwithstanding the fact that Softbank and NAVER may have differing interests with respect to certain aspects of the negotiated transaction, each negotiated the terms with each other and with LINE. Softbank was involved in the early stages of structuring and negotiating the transaction. Additionally, we note that NAVER, an “affiliate” of LINE, has taken the position that it is unwilling to sell its controlling interest in LINE in connection with any other transaction.

•	Softbank has previously entered into several business relationships with LINE and subsidiaries of LINE, including a joint venture now owned 40% by LINE and 60% by Softbank.

•	Softbank will have the ability to appoint three directors to the JV Company board upon consummation of the Offers, some of which may currently be deemed affiliates of LINE.

Response: In response to the Staff’s comment, SoftBank has been identified as a filing person on the Schedule 13E-3, and the disclosure on pages 19, 37, 42, 45-50, 67-72, 82-83, 88 and 116 of the Revised U.S. Offer to Purchase has been revised.

Questions and Answers about the Offers

What is the purpose of the Offers and what are the interests of NAVER and the other affiliates of LINE in LINE?, page 19

2.

Provide a more complete discussion detailing the interests of affiliates in the Offers, including LINE’s directors and executive officers. You may also provide a cross-reference to the section, “Interests of Certain LINE Directors and Executive Officers in the Offers and the Transactions.”

Response: In response to the Staff’s comment, the disclosure on pages 19-20 of the Revised U.S. Offer to Purchase has been revised.

If I decide not to tender, how will the Offers affect my Common Shares or ADSs?, page 11

3.

We note that the extraordinary general meeting for the share consolidation will be held “on a date to be separately agreed upon by NAVER and Softbank.” Please clarify the anticipated timing of the meeting, or disclose the factors that NAVER and Softbank will consider when determining the meeting date. Refer to Item 1006(c).

Response: In response to the Staff’s comment, the disclosure on pages 11, 20, 71 and 105 of the Revised U.S. Offer to Purchase has been revised. We will further revise the disclosure before or at the commencement of the Offers with the anticipated timing of the meeting.

Background of the Transactions, page 29

4.	We note your response to comment 9 but are unable to agree with your analysis.

Response: As of the date hereof, all material information about NAVER’s plans or proposals concerning the registered securities of LINE has been disclosed on its current Schedule 13D, as amended. NAVER will be attentive to the Staff’s position as to Schedule 13D disclosure obligations regarding plans or proposals going forward with respect to LINE and other issuers.

5.

We note your revised disclosure on page 37 that LINE’s senior management believed “it was unlikely that a business consummation could be consummated” with any other candidates at that time. Please revise to explain here the basis for management’s view.

Response: In response to the Staff’s comment, the disclosure on page 38 of the Revised U.S. Offer to Purchase has been revised.

NAVER Management’s Financial Projections, page 50

6.

We note NAVER’s disclaimer on page 52 regarding the forecasts prepared by management of NAVER. Please revise the language indicating that the filing persons have no obligation to update or revise the prospective financial information “even if any or all of the assumptions underlying such prospective financial information are no longer appropriate.” Since you have “pre-filed” this offer before commencement, to the extent that the assumptions and limitations on the projections no longer reflect management’s views of future performance, revise the disclosure to explain this fact.

Response: In response to the Staff’s comment, the disclosures on pages 51 and 53 of the Revised U.S. Offer to Purchase, as well as page 27 of Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9, File No. 005-89859, filed by LINE, have been revised. We respectfully note the Staff’s comment and will provide supplemental disclosure before or at the commencement of the Offers if appropriate.

*        *         *         *         *

Should you have any questions regarding the foregoing, please contact Sang Jin Han at +82-2-6353-8030, Toshiro Mochizuki at +81-3-5251-0210 or Ian C. Ho at +852-2514-7685.

Sincerely,

/s/ Sang Jin Han
Sang Jin Han
Cleary Gottlieb Steen & Hamilton LLP, on behalf of
NAVER Corporation and NAVER J. Hub Corporation

/s/ Toshiro Mochizuki
Toshiro Mochizuki
Shearman & Sterling LLP, on behalf of LINE Corporation

/s/ Ian C. Ho
Ian C. Ho
Simpson Thacher & Bartlett, on behalf of SoftBank Corp.